Exhibit 99.1
Trina Solar Closes Follow-On Public Offering of 9,085,000 American Depositary Shares
CHANGZHOU, China, March 24, 2010 /PRNewswire via COMTEX/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, today announced that its follow-on public offering of 9,085,000 American depositary shares, or ADSs (including 1,185,000 ADSs pursuant to the full exercise of underwriters’ over-allotment option), each representing 50 ordinary shares of the Company, was closed on March 24, 2010. The Company received aggregate net proceeds of approximately $175.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.
Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Barclays Capital Inc. acted as bookrunners of this offering.
This offering was made under Trina Solar’s registration statement on Form F-3 filed with the Securities and Exchange Commission on July 27, 2009. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and prospectus supplement are available from the SEC website at: http://www.sec.gov.
Copies of the prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, telephone: +1 (800) 221-1037, Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: +1 (212) 902-1171, and Barclays Capital Inc., c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: +1 (888) 603-5847.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide.
Trina Solar Limited
Terry Wang, CFO
Phone: + (86) 519-8548-2009 (Changzhou)
Thomas Young, Director of Investor Relations
Phone: + (86) 519-8548-2009 (Changzhou)
Email: ir@trinasolar.com